[DECHERT LLP LETTERHEAD]

May 23, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
File Nos. 333-160877 and 811-22320

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Exchange Traded Funds Trust (the “Trust”), pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, is one copy of Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information for one of the series of the Trust.

Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on July 30, 2012. No fees are required in connection with this filing. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Leah Schubert

Leah Schubert

cc:	John V. O’Hanlon
Mary Beth Rhoden